Exhibit 21

Subsidiaries of the Registrant

Each of the following companies is a direct or indirect wholly owned subsidiary of Lenco Mobile, Inc.:

Subsidiary Name	Jurisdiction of Incorporation
Lenco International Limited	British Virgin Islands
Archer USA Inc.	Delaware
Archer Mobile Limited	Ireland
Lenco Technology Group Ltd.	British Virgin Islands
Archer Mobile South Africa Pty Ltd.	South Africa
Archer Mobile International Limited	Ireland
Archer Mobile Asia Pte Ltd.	Singapore